Exhibit 99.2

VOTING RESULTS

OF THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

CNH INDUSTRIAL N.V.

HELD ON

WEDNESDAY APRIL 15, 2015

At March 18, 2015, as the record date of the AGM, the Company’s issued share capital amounted to 1,360,485,068 common shares and 474,474,276 special voting shares, each share having a nominal value of one eurocent, including 60,232,760 special voting shares held by the Company. Each share carries one vote.

In total, 1,774,726,584 votes may be validly cast.

At the AGM 1,013,772,927 common shares, constituting 74.52% of all issued and outstanding common shares and 405,667,439 special voting shares, constituting 97.93% of all outstanding special voting shares in the capital of the Company as at the record date were present or represented at the meeting. In total, 79.98% of all outstanding shares in the capital of the Company were present or represented at the meeting. The total number of voting rights at the meeting amounted to 1,419,440,366. In accordance with article 19, paragraph 12 of the Company’s Articles of Association, votes abstained have not been calculated as part of the votes cast.

In accordance with Section 2:120 paragraph 5 of the Dutch Civil Code, the outcome of the votes on the proposals discussed at the meeting is as follows:

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES ABSTAIN	VOTES TOTAL	%
Resolution 2c.	1.412.531.830	99,9978	31.477	0,0022	6.877.059	1.419.440.366	79,9808
Resolution 2d.	1.409.418.014	99,7762	3.161.435	0,2238	6.860.917	1.419.440.366	79,9808
Resolution 2e.	1.409.648.807	99,6583	4.833.076	0,3417	4.958.483	1.419.440.366	79,9808
Resolution 3a.	1.314.139.124	92,9155	100.198.383	7,0845	5.102.859	1.419.440.366	79,9808
Resolution 3b.	1.410.053.067	99,6834	4.478.729	0,3166	4.908.570	1.419.440.366	79,9808
Resolution 3c.	1.251.214.944	88,4532	163.336.006	11,5468	4.889.416	1.419.440.366	79,9808
Resolution 3d.	1.398.362.731	98,8569	16.169.571	1,1431	4.908.064	1.419.440.366	79,9808
Resolution 3e.	1.409.499.157	99,6981	4.267.533	0,3019	5.673.676	1.419.440.366	79,9808
Resolution 3f.	1.410.244.610	99,6966	4.291.754	0,3034	4.904.002	1.419.440.366	79,9808
Resolution 3g.	1.346.017.629	95,1562	68.517.200	4,8438	4.905.537	1.419.440.366	79,9808
Resolution 3h.	1.410.187.368	99,6924	4.351.445	0,3076	4.901.553	1.419.440.366	79,9808
Resolution 3i.	1.411.018.138	99,7508	3.525.281	0,2492	4.896.947	1.419.440.366	79,9808
Resolution 3j.	1.411.045.334	99,7529	3.495.348	0,2471	4.899.684	1.419.440.366	79,9808
Resolution 3k.	1.410.178.064	99,6920	4.356.401	0,3080	4.905.901	1.419.440.366	79,9808
Resolution 4.	1.414.192.235	99,9857	202.421	0,0143	5.045.710	1.419.440.366	79,9808

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